Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30, 2011	December 31,
		2010	2009	2008	2007	2006
1. Fixed charges:
A) Interest expense	$70,151	$75,481	$81,861	$90,403	$94,035	$92,878
B) Amortization	2,228	2,620	2,097	2,880	2,783	3,467
C) Interest portion of rentals	8,001	6,455	6,644	7,802	7,952	6,412

Total fixed charges	$80,380	$84,556	$90,602	$101,085	$104,770	$102,757

2. Earnings (as defined):
D) Pretax income from continuing operations	$158,470	$158,378	$132,035	$101,808	$131,024	$128,357
Fixed Charges (1. above)	80,380	84,556	90,602	101,085	104,770	102,757

Total earnings as defined	$238,850	$242,934	$222,637	$202,893	$235,794	$231,114

	2.97	2.87	2.46	2.01	2.25	2.25